S 19006494

E.D.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thales Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue - 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim O'Shea (312)854-2685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

PUBLIC

OATH OR AFFIRMATION

I, Timothy S. O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thales Capital Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer/FINOP
Title

[signature]
Notary Public

OFFICIAL SEAL
ANTONIO GARZA
Notary Public - State of Illinois
My Commission Expires May 7, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thales Capital Partners LLC

Financial Report
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Thales Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thales Capital Partners LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 28, 2019

Thales Capital Partners LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	223,178
Placement fees receivable		17,670
Fixed assets		2,452
Prepaid expenses		3,199
Total assets	$	246,499
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	57,509
Deferred revenue		24,500
Total liabilities		82,009
Member's equity		164,490
Total liabilities and member's equity	$	246,499

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Thales Capital Partners LLC (the Company) is a Delaware Limited Liability Company formed on February 29, 2012 by Thales Associates LLC (the Member), as its sole member, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an independent introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is a member the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA) and is also approved as a swap firm. The Company earns commissions and fees for introducing customer orders and placement of individuals and entities into managed accounts or funds.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is exempt from the remaining provisions of that Rule. The requirement of Paragraph (k)(2)(i) provides that the Company engage in business as a private placement finder and referrals of customers looking for full service clearing arrangements.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently issued accounting policy: In February 2016, the FASB issued Accounting Standards Update No. 2016-02, *Leases* (*Topic 842*) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing agreements. Under ASU 2016-02, a lessee will recognize on the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. As of December 31, 2018, the Company has determined that it operates under an expense sharing agreement, which provides for basic office services but does not constitute a legal lease.

Cash and cash equivalents: The Company considers interest bearing accounts with a maturity of 3 months or less to be cash equivalents.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Recently adopted accounting policy: In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to member's equity as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Revenue recognition (Continued)

January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

The revenue recognition policies are as follows:

- Commissions and related clearing expenses are derived from introducing customer orders and are recorded and recognized on trade-date basis. The Company believes the performance obligation is satisfied on a trade date because that is when the underlying security is identified, the prices is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company issues an invoice with net 30 days terms. For the year ended December 31, 2018, no revenue was generated from commissions.
- Placement fees are negotiated with the manager of the fund or trader of the managed account and are derived from the management fee and the incentive fee, if applicable. These placement fees are based on contractual rates and are recognized as revenue over time as they relate specifically to the services provided in that period. Management fees are calculated monthly and incentive fees are calculated quarterly or bi-annually and then trued up annually if necessary.
- Retainer fees are initially a retainer fee to introduce the manager and trader to Registered Investment Advisors and could result in consulting fees that are similar to placement fees which are based on the management fees and incentive fees. Retainer fees are negotiated and recognized over the period of the contract as the performance obligation for these services is over time. Management fees are usually calculated monthly and incentive fees are calculated quarterly or bi-annually but trued up annually if necessary.

The Company had receivables from contracts with customers on the statement of financial condition, including commissions receivables and placement fees receivables of $24,444 and $5,458, respectively at January 1, 2018. All of these amounts were received during 2018. The Company has placement fees receivables at December 31, 2018 of $17,670 and no other receivables from contracts with customers.

The Company has assessed the need for an allowance for doubtful accounts and determined it is currently not necessary.

Deferred revenue: The Company received advance payments for services that will be performed in the future. The Company has not recognized this revenue since the service has not performed. The amount of the deferred revenue at December 31, 2018 and 2017 is $24,500 and $0, respectively, as presented on the statement of financial condition.

Fixed assets: Fixed assets are stated at cost less accumulated depreciation. The Company provides depreciation as follows:

Asset	Useful Life	Principal Method
Computer hardware	5 years	Straight-line

Income taxes: The Company operates as a single member limited liability company and is treated as a disregarded entity for United States income tax reporting purposes. The Member is an LLC. Consequently, the Member recognizes profits and losses of the Company and any related tax liability thereon, in the Member's income tax returns.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2018. The last three years remain subject to examination by the U.S. Federal and most state tax authority.

Note 2. Fixed Assets

Details of fixed assets at December 31, 2018 are as follows:

Computer hardware	$ 3,678
Less accumulated depreciation	(1,226)
Fixed assets, net	$ 2,452

Note 3. *Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 4. Related Party

In May of 2015, the Company entered into an agreement with Thales Trading Solutions LLC (the Affiliate), an entity affiliated through common ownership, to provide certain management and office services to the Company for a fee.

As of December 31, 2018, $11,930 is included as a liability pursuant to the sharing agreement under accounts payable and accrued expenses on the statement of financial condition.

Note 5. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. Further, the SEA requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $141,169 which was $96,129 in excess of its required net capital of $45,000. At December 31, 2018, the Company's net capital ratio was 0.58 to 1.

Note 6. *Subsequent Events*

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On January 31, 2019, February 5, 2019 and February 28, 2019, the Member contributed $25,000, $30,000 and $25,000, respectively.